Exhibit 99.1

Atna Reports Second Quarter Financials and Highlights

Vancouver, B.C. (August 5, 2005) Atna Resources Ltd. (ATN:TSX) (the “Company”) is pleased to release its interim consolidated financial statements, prepared without audit, for the six months ended June 30, 2005, and the Management’s Discussion and Analysis (“MD&A”) dated July 27, 2005. The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp. and on http://www.sedar.com.

Highlights

Most of the Company’s activity during the quarter related to the advancement of the Pinson gold project in Nevada. Progress was made on the Clover and Cachinal projects in Nevada and Chile, respectively.

•	A mining contractor was engaged and began the adit to access the upper Range Front resource for definition drilling, bulk sampling, and test mining at the Pinson gold project in Nevada.
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Surface drilling to define the shallow portion of the Range Front zone at Pinson, commenced. New pods of mineralization were discovered in the hanging wall of the Range Front zone by the pre collar drilling.

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Installation of surface infrastructure at Pinson began with drilling dewatering wells, construction for the project dry/office/sample processing facility, and installation of line power to the underground.

•	The Clover project, Nevada was optioned out for cash payments and work commitments.
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Significant silver intersections were reported in drilling on the property adjacent to the Cachinal property in Chile and significant gold anomalies were reported from soil sampling on the Cachinal property.

Results of Operations

General and administrative expenses of $653,118 (2004 - $522,807) represented an increase of $130,311 over the previous period. General and administrative expenses of note included exploration and business development, office expense, professional fees, investor relations, stock-based compensation and wages and benefits. Other items included the gain on the sale of marketable securities, the write-down of marketable securities and the loss on asset disposition.

Exploration and business development expenses of $47,321 (2004 - $138,869) represented a decrease of $91,548 over the previous period. The decrease was due to less focus on generating new prospects and more focus on the Pinson Mine project.

Office expenses of $133,229 (2004 - $(19,461)) represented an increase of $152,690 over the previous period. The increase was due to increased expenditures on administration, management fees, travel and related costs and loss on foreign exchange, all of which are components of office expense. Professional fees of $48,226 (2004 - $17,748) represented an increase of $30,478 over the previous period. The increase was due to a review of the Company’s salary and benefits package by an independent consultant and an increase in auditing, accounting and legal costs, partly due to the cost of complying with new regulations. Investor relations expenses of $239,547 (2004 - $114,333) represented an increase of $125,214 over the previous period. The increase was as a result of greater annual general meeting costs and increased investor relations activities. Stock-based compensation expenses of $19,055 (2004 - $89,930) represented a decrease of $70,875 over the previous period. The decrease was as a result of fewer stock options vesting during the current period. Wages and benefit expenses of $85,829 (2004 - $106,542) represented a decrease of $20,713 over the previous period. The decrease was as a result of wages and benefits being reallocated to other cost centres. The gain on sale of marketable securities of $308,000 (2004 - Nil) was as a result of the gain on the sale of 3.5 million Yukon Zinc Corp. shares during the current period, whereas no securities were sold during the previous period. Write-down of marketable securities of $108,504 (2004 - Nil) was as a result of writing-down the Company’s marketable securities to the lower of the carrying or market value during the period, whereas no such write-down occurred during the previous period. The loss on asset disposition of $1,207 (2004 - $1,400,013) represented a decrease of $1,398,806 over the previous period.

Interest income and other income of $106,245 (2004 - $41,373) represented an increase of $64,872 over the previous period. The increase was due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Outlook

The Company will focus on completing a feasibility study and vesting its interest in the Pinson gold property near year-end with the objective of fast tracking the project towards production in 2006. Underground work will continue to establish access to the Range Front zone for test mining, bulk sampling for metallurgical characterization, and definition drilling to convert resources to reserves. Discussions will continue with interested parties for custom processing of future production from Pinson. Installation of surface infrastructure to support the program and future operations will continue through year-end.

Exploration efforts on the Company’s other projects will continue to pursue growth through discovery. Drilling is planned for the Jarbidge property in northern Nevada, contingent on the timely receipt of permits from the United States Forest Service. The Company’s partners on other exploration projects, including the Clover, Cachinal, and Triple Junction, are expected to carry out drill programs through the balance of the year. The Company retains the right to participate in any exploration success on these projects through its option agreements. As Pinson progresses, the Company will review merger and acquisition opportunities for growth.

The Company is presently raising funds through a best efforts financing. As the aggressive program being pursued may require additional funds before year-end, the Company will continuously review both equity and debt options to sustain activities.

For further information contact:

Atna Resources Ltd.
 Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com